APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Milagro Foods d/b/a Colorado Hemp Honey
Income Statement - unaudited
For the periods ended 2019

	31-Dec-19	31-Dec-18
	01-2019 thru 12-2019	01-2018 thru 12-2018
REVENUES		
Sales	$ 3,030,494.00	$ 487,555.00
Discount	$ (107,188.00)	
Other Revenue	-	-
TOTAL REVENUES	**2,923,306.00**	**487,555.00**
COST OF GOODS SOLD		
Cost of Sales	1,606,869.00	-
Supplies	-	-
Other Direct Costs	-	24,000.00
TOTAL COST OF GOODS SOLD	1,606,869.00	24,000.00
GROSS PROFIT (LOSS)	1,316,437.00	463,555.00
OPERATING EXPENSES		
Advertising and Promotion	3,033.00	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	17,039.00	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	30,854.00	76,156.00
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	13,973.00	-
Salaries	621,553.00	117,596
Payroll Taxes and Benefits	29,554.00	
Travel	-	-
Utilities	-	-
Website Development	-	-
Other deductions	349,501.00	

TOTAL OPERATING EXPENSES	1,065,507.00	193,752.00
OPERATING PROFIT (LOSS)	250,930.00	269,803.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	70,753.00	
Income Tax Expense	75,503.00	86,626.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	146,256.00	86,626.00
NET INCOME (LOSS)	$ 104,674.00	$ 183,177.00

Milagro Foods d/b/a Colorado Hemp Honey
Balance Sheet - unaudited
For the period ended 12/31/2019

	31-Dec-19	31-Dec-18
	31-Dec-19	31-Dec-18
ASSETS		
Current Assets:		
Cash	$ 282,957.00	$ 321,052.00
Petty Cash	-	-
Accounts Receivables	170,339.00	-
Inventory	196,419.00	113,826.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	649,715.00	434,878.00
Fixed Assets:		
Land	-	125,930.00
Buildings	-	96,763.00
Furniture and Equipment	-	4,414.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	290,880.00	(73,042.00)
Total Fixed Assets	290,880.00	154,065.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	2,650.00	-
Total Other Assets	2,650.00	-
TOTAL ASSETS	$ 943,245.00	$ 588,943.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 334,675.00	$ 1,969.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	72,629.00

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	334,675.00	74,598.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	417,194.00	174,169.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities	417,194.00	174,169.00
EQUITY		
Capital Stock/Partner's Equity	7,457.00	7,457.00
Opening Retained Earnings	183,919.00	332,719.00
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	191,376.00	340,176.00
TOTAL LIABILITIES & EQUITY	$ 943,245.00	$ 588,943.00
Balance Sheet Check	-	-

Milagro Foods d/b/a Colorado Hemp Honey
Income Statement - unaudited
For the periods ended 2020

	31-Dec-20	31-Dec-19
	01-2020 thru 12-2020	01-2019 thru 12-2019
REVENUES		
Sales	$ 1,239,394.00	$ 3,030,494.00
Discount	$ -	$ (107,188.00)
Other Revenue		-
TOTAL REVENUES	**1,239,394.00**	**2,923,306.00**
COST OF GOODS SOLD		
Cost of Sales	598,132.00	1,606,869.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	598,132.00	1,606,869.00
GROSS PROFIT (LOSS)	641,262.00	1,316,437.00
OPERATING EXPENSES		
Advertising and Promotion	7,733.00	3,033.00
Bank Service Charges		-
Business Licenses and Permits		-
Computer and Internet		-
Depreciation	11,558.00	17,039.00
Dues and Subscriptions		-
Insurance		-
Meals and Entertainment		-
Miscellaneous Expense		30,854.00
Office Supplies		-
Payroll Processing		-
Professional Services - Legal, Accounting		-
Occupancy		-
Rental Payments	610.00	13,973.00
Salaries	527,897.00	621,553.00
Payroll Taxes and Benefits	28,096.00	29,554.00
Travel	159,373.00	-
Utilities		-
Website Development		-
Other deductions		349,501.00

Repairs and Maintenance	27,241.00	
TOTAL OPERATING EXPENSES	762,508.00	1,065,507.00
OPERATING PROFIT (LOSS)	(121,246.00)	250,930.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	71,396.00	70,753.00
Income Tax Expense	132,538.00	75,503.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	203,934.00	146,256.00
NET INCOME (LOSS)	$ (325,180.00)	$ 104,674.00

Milagro Foods d/b/a Colorado Hemp Honey
Balance Sheet - unaudited
For the period ended 12/31/2020

	31-Dec-20	31-Dec-19
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 137,864.00	$ 282,957.00
Petty Cash		-
Accounts Receivables	144,082.00	170,339.00
Inventory	62,270.00	196,419.00
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets	344,216.00	649,715.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	307,561.00	290,880.00
Total Fixed Assets	307,561.00	290,880.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	1,422.00	2,650.00
Total Other Assets	1,422.00	2,650.00
TOTAL ASSETS	**$ 653,199.00**	**$ 943,245.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 103,114.00	$ 334,675.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		103,114.00		334,675.00
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		340,738.00		417,194.00
Less: Current portion of Long-term debt				
Total Long-Term Liabilities		340,738.00		417,194.00
EQUITY				
Capital Stock/Partner's Equity		7,457.00		7,457.00
Opening Retained Earnings		201,890.00		183,919.00
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		209,347.00		191,376.00
TOTAL LIABILITIES & EQUITY	$	**653,199.00**	$	**943,245.00**
Balance Sheet Check		-		-

I, Nicholas J French, certify that:

1. The financial statements of Milagro Foods LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Milagro Foods LLC included in this Form reflects accurately the information reported on the tax return for Milagro Foods LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Nicholas J French*

Name: Nicholas J French

Title: CEO